
BFLY
Hospitality | Nightlife | Entertainment

BFLY

Customer Loyalty Just Got Personal

Type of Security	Pre-Money Valuation	Days Left
Common Equity	$2,500,000	3

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Founded Aug 2015
Oxon Hill, MD
Technology

HIGHLIGHTS
http://www.getbfly.com

Less than 20% Funded — Committed $0

Target: $25,000 - $50,000
Minimum Investment: $100

ABOUT | TEAM | DOCUMENTS | OVERVIEW AND TERMS | FAQ | ASK A QUESTION | INVEST

ABOUT BFLY

The U. S. Spirits' market is an economic windfall, with sales topping $200B per year. But the industry has grown increasingly competitive with globalization and the onslaught of independent brands chipping away at market share. From mega-brands down to craft distilleries—each is looking for a marketing edge. BFLY's Business Intelligence platform is that edge - offering detailed analytics and providing unprecedented insight into the real-dollar preferences and habits of the adult-beverage consumer.

Current marketing and advertising efforts require costly allocations of resources and manpower that simply fail in terms of ROI. That these efforts render no actionable business intelligence, and lack scalability are strong indicators that such advertising strategies have become obsolete and are often a waste of money. The need for geo-located, real-time marketing capabilities cannot be met with billboards or trade shows. There's a wide gap in data-driven predictive modeling that must be filled.

BFLY is a data-focused mobile platform that has embarked on the "datafication" of hospitality, entertainment, nightlife customer behavior and delivering a new level of granularity and targeted predictors into the habits of active lifestyle consumers. BFLY fills a gaping hole in how the spirits industry performs market research and how they execute outreach. This highly scalable, business intelligence platform offers unprecedented insights into the routines of the adult beverage consumer and allows the spirits industry to micro target consumers in real-time based on their preferences and historical behavior.

BFLY delivers on-premise, customer-specific analytics in real time to target consumers with point-of-sale advertising that achieves unprecedented precision, with details such as: what customers drink, with whom they drink, times and duration of customer patronage, social media connections, and data on consumer activity driven by external events—even the weather.

WHY YOU SHOULD INVEST

The beer, wine and spirits industry is still applying the same marketing techniques used 40 years ago. Trade shows, attractive models, festivals are ineffective and they do not scale. BFLY is the only tool in the market that allows brands to micro-target the adult beverage consumer while simultaneously collecting valuable data to be sold to the beer, wine, and spirits industry. But also, this same information is extremely valuable to the restaurant ownership groups eager to find cost-effective, innovative ways to attract repeat business to their venues.

In 2016, the University of California Berkeley, Sutardja Center for Entrepreneurship & Technology published a research paper entitled "How Mobile Apps Can Disrupt the Bar Experience of the 21st Century: A Landscape Report". Prior to the conclusion of their research in the section labeled New Opportunities, the researchers all but outlined the BFLY business model as the most obvious source for new revenue in the mobile space. This only proved to further reinforce the BFLY value proposition.

Their research concludes that: "New sources of revenue could include drink producers, distributors, and even commercial data aggregators. The value proposition for drink producers and distributors would be highly targeted advertising, particularly if the app combines tab management with drink recommendations and therefore provides ample opportunities to influence its users' drink choices. For data aggregators, the value proposition would be access to highly detailed data of users, including where they drink, what they drink, with whom they drink it and other metrics that can help understand users' drink choices."


Most Popular Time and Day of the Week
Top Venues for Cognac / Brandy User
Top Bartenders
Users by Hours
Users Statistics by Drink Category
Frequent Friends
Favorite Drinks
Compare Traffics on Select Date and Venue
Hot Spot: Club XO
Washington
Silver Spring
Bethesda
Black OWNED WINE & Spirits FESTIVAL

HOW WE INTEND TO MAKE MONEY

BFLY offers several avenues through which to generate revenue.

DATA MINING
Ultimately, we are a market research company for the adult beverage and hospitality/nightlife industries. We collect data on the adult beverage consumer in an unprecedented manner. This data will be sold to premium beer, wine and spirits companies. Currently, premium brands pay thousands of dollars for "snapshot" reports. Based on the sample size of the report and the type of data provided, pricing is set accordingly. BFLY will target brands that currently purchase Nielsen's market data and market smaller brands that also seek this type of market research data.

PREDICTIVE MODELING
BFLY gathers tremendous amounts of data every minute. Our data scientists use this data to forecast the likelihood of the adult beverage consumer exhibiting certain behavior - arriving at a restaurant or bar, how long they might stay at venue, probability of consuming a certain brand, etc. This information is proprietary and BFLY will sell this as a value-added service.

MESSAGING
As more individuals use the app, BFLY will allow these restaurant owners, premium beer, wine and spirits companies to communicate directly with the BFLY user community as part of their subscription. In real-time, our customers while now be able to promote their products and services based on a consumer's proximity to a particular venue. For example, if a BFLY user is at the bar, our customers can filter on the specific user type and push a direct message to them that appeals directly to their drinking preferences.

ADVERTISING/SPONSORS
BFLY will offer marketing solutions that will enable marketers and advertisers to reach their target audience. BFLY's portal is a self-service product to target advertisements to specific users based on their profile information. Advertisers can setup and manage multiple campaigns and continuously monitor clicks, impressions, click-through rates, and average cost-per-click.

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

The capital being raised will be used to go to market. I have self-funded the app development and the web portal proof of concept. However, we must begin to scale awareness of the BFLY app to the hospitality, nightlife and entertainment community across the US. That will require retaining the services of a professional marketing and communications firm with a national reach, increased social media advertising, promotional events and increased engagement with adult beverage distributor and suppliers.

Additionally, a portion of the capital will used to complete the Business Intelligence Dashboard. Currently, we are only set up to accept payments manually but the web portal must be redesigned to accommodate a self service portal for our customers.


BFLY Investor Video


BFLY App Video

PRE-ORDERS

BFLY has already been in discussions with Breakthru Beverage Group, Hennessy, MillerCoors, and Legacy Distribution Partners, LLC.

TEAM



HEIDI BRATTON
BFLY Marketing and Brand Ambassador

Heidi Bratton is a seasoned marketing professional and bartender in the Washington, DC area. Shes worked professionally. in the industry for over 15 years as ... Read More

Alexandria, VA
Connecticut School of Broadcasting



DEAN MATTHEWS
Founder / CEO

Dean Matthews has more than 20 years of experience in developing and implementing IT solutions for organizations across commercial, construction, financial, gover... Read More

Glenarden, MD
North Carolina State University



GEORGE CONCANNON
Advisor

Nearly 30 years in the Hospitality, Entertainment, and Beverage Industries in the Baltimore & Washington DC Markets
... Read More

Baltimore, MD
Towson University



MEL GEORGE
Advisor

Responsible for sales and marketing for MillerCoors brands with Buffalo Wild Wings east of the Mississippi. 30 years experience in adult beverage sales

Washington, DC
Hampton University

ARTICLES AND PRESS

"See Section 5.3 New Opportunities - 2nd paragraph outlines the BFLY business model perfectly"
- How Mobile Apps Can Disrupt the Bar Experience of the 21st Century: A Landscape Report

"The world's biggest brewing company is thirsty for your data (Anheuser-Busch InBev used to buy craft breweries. Now, it's buying information)"
- Washington Post

"Over 70% of the larger organizations are already purchasing external data and by 2019 almost 100% of the companies will do the same. -IDC survey"
- 5 Facts about Location of Things (LoT) you need to know!

DOCUMENTS

Official filing on SEC.gov | Company documents | Company documents

Financials

OVERVIEW AND TERMS

FUNDRAISING DESCRIPTION	
Type of Security	Pre-Money Valuation
Common Equity	$2,500,000
Minimum Investment	Price per Share
$100	$1
Minimum # of Shares	Maximum # of Shares
25,000	50,000

PERKS	
Invest $500 or more	BFLY Polo Shirt

FAQ

How does it work?

Think "Moneyball". But instead of evaluating talent on the baseball diamond, BFLY is using all of this data to evaluate and influence consumer behavior. We can assess the probability of a consumer entering your establish. We can determine the likelihood of them drinking your brand. And we can do all of this with virtually no direct entry from the users of our mobile app. Users simply download the app and complete their profile. We work with the beer, wine and spirits industry to offer and promote incentives for our users to connect with each other and remain engaged. And since our users have provided all of their relevant information during signup, our data collection algorithms perform all the heavy lifting.

Why would hospitality, nightlife and entertainment professionals use the BFLY app?

Who is your customer base?

Is it only for bartenders?

Are there plans to expand beyond the US?

ASK A QUESTION

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